January 22, 2018

VIA EDGAR

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
File No. 333-222310

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gates Industrial Corporation plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on January 22, 2018, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GATES INDUSTRIAL CORPORATION PLC

By:	/s/ Jamey S. Seely
Name: Jamey S. Seely
Title: Executive Vice President, General Counsel and Corporate Secretary

[Acceleration Request]